FORM 5 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). ___ Form 3 Holdings Reported ___ Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* McNeil Michael	2. Issuer Name and Ticker or Trading Symbol HMN Financial, Inc. / HMNF				6. Relationship of Reporting Person(s) to Issuer (Check all applicable) x Director 10% Owner x Officer (give title below) Other (specify below) President
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Day/Year December 31, 2002
(Last) (First) (Middle) 1016 Civic Center Drive NW
			5. If Amendment, Date of Original (Month/Day/Year)		7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person Form filed by More than One Reporting Person
(Street) Rochester Minnesota 55901
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock							5,000	D
Common Stock							7,400	D	Self - IRA
Common Stock	12/31/02		A	997	A	$10.00	4,348#	I	ESOP Allocation
Common Stock							3,985*	I	401(k)

If the form is files by more than one reporting person, see instruction 4(b)(v).

#Number of ESOP shares reflects the 2002 ESOP allocation.
*Number of shares reported in 401(k) is estimated based on cash value of individual's account and stock price at 12/31/02.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exerciseable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option to Buy	$9.21											50,000#	D
Option to Buy	$16.13											26,316^	D

Explanation of Responses:

# Reflects the grant of options to purchase shares of restricted stock under the HMN Financial, Inc. 1995 Stock Option and Incentive Plan.

^ Reflects the grant of options to purchase shares of restricted stock under the HMN Financial, Inc. 2001 Omnibus Stock Plan. The options accelerate vesting provided HMN's ROE for 2002 equals or exceeds 11%.

	/s/ Timothy Johnson POA for Michael McNeil **Signature of Reporting Person	February 14, 2003 Date

Reminder:	** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
See 18 U.S.C. 1001 or 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure